Exhibit 99.1

Identification of the subsidiary which acquired the security being reported on by the parent holding company.

The reported securities are beneficially owned by Shire International GmbH, which is a direct, wholly owned subsidiary of Shire Pharmaceuticals International UC, which is a direct subsidiary of Shire Holdings Luxembourg Sarl (60.04%), Shire Ireland Investment Ltd. (28.27%) and Shire Human Genetic Therapies Inc. (11.69%). Shire Human Genetic Therapies Inc. is a direct, wholly owned subsidiary of Shire Holdings US AG, which is a direct, wholly owned subsidiary of Shire Biopharmaceuticals Holdings Ireland Limited, which is a direct, wholly owned subsidiary of Shire North American Group Inc. Each of Shire Holdings Luxembourg Sarl, Shire Ireland Investment Ltd. and Shire North American Group Inc. is a direct, wholly owned subsidiary of Shire Pharmaceutical Holdings Ireland Limited, which is a direct, wholly owned subsidiary of Takeda Pharmaceutical Company Limited.